UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM SD

Specialized Disclosure Report

NORTHWEST PIPE COMPANY

(Exact name of registrant as specified in its charter)

OREGON	000-27140	93-0557988
(State or other jurisdiction Of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5721 SE Columbia Way, Suite 200

Vancouver, WA 98661

(Address of Principal Executive Offices) (Zip Code)

Robin Gantt

Senior Vice President and Chief Financial Officer

360-397-6250

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act directed the SEC to adopt rules mandating issuers that are required to file reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to make specialized disclosures and conduct related diligence concerning specified minerals and their derivative metals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo or adjoining countries. Under the SEC’s implementation of Section 1502, through the adoption of Section 13(p) of the Exchange Act and the promulgation of Rule 13p-1 thereunder, companies that manufacture or contract to manufacture products that contain “Conflict Minerals” (defined below) that are necessary to the product’s functionality or production must file this Form SD Specialized Disclosure Report on an annual basis. This report on Form SD is filed for the reporting period January 1, 2015 through December 31, 2015. “Conflict Minerals” include columbite-tantalite (coltan), casserite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten, or any other minerals or derivatives that the U.S. Secretary of State may designate in the future.

For the purposes of complying with this requirement, Northwest Pipe Company (the “Registrant”) has determined, based on the reasonable country of origin inquiry described below, that with respect to its necessary Conflict Minerals, it either (i) has no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or (ii) reasonably believes that such necessary conflict minerals came from recycled or scrap sources.

Registrant is the largest manufacturer of engineered steel pipe water systems in North America, serving a wide range of markets with its solution-based products for applications including water transmission, plant piping, tunnels, and river crossings. Registrant does not directly purchase any Conflict Minerals. Registrant relies on its direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to it. The Registrant conducted an inquiry in which it asked certain suppliers to state (a) whether any of the materials they supplied to Registrant contained a Conflict Mineral and (b) if so, to provide a complete country of origin narrative stating the national origin of the Conflict Minerals used, including whether or not they were gathered from scrap or recycled origins. Inquiries were sent, and responses received and reviewed, by employees in the Registrant’s purchasing operations department. All inquiries were made in writing and accompanied by information regarding the reason for such inquiry. All suppliers were requested to respond in writing on company letterhead. Certain other due diligence procedures were performed in regards to suppliers that did not respond to the initial inquiry or repeated follow up requests.

The results of this inquiry established that only a very limited number of the Registrant’s supplies contain Conflict Minerals, and only two Conflict Mineral derivatives—niobium (a form of columbite-tantalite) and tin—are present in the materials used by the Registrant in its products. Certain of the Registrant’s suppliers indicated that such Conflict Minerals were included in the alloys purchased by the Registrant to fabricate its pipe products. Therefore the Conflict Minerals may be deemed necessary to the functionality or production of a product manufactured by the Registrant under the applicable regulations.

The suppliers that indicated that they were supplying the Registrant with materials that may contain Conflict Minerals also represented to Registrant that the niobium or tin supplied to Registrant either (i) came from recycled or scrap sources, or (ii) originated in North or South America and did not originate in the Democratic Republic of the Congo or an adjoining country. Registrant has no reason to believe these representations are untrue given the facts and circumstances surrounding those representations.

In accordance with Section 13(p) of the Exchange Act, as soon as reasonably practicable after we file this Form SD with the Securities and Exchange Commission, this report will be available at the Investor Relations section of our website, www.nwpipe.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Northwest Pipe Company

/s/ Robin Gantt
By:	Robin Gantt
Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

Date: May 19, 2016